Exhibit 99.1

John Wiley & Sons, Inc. Raises Quarterly Dividend for 20th Consecutive Year

Hoboken, N.J.

John Wiley & Sons, Inc. (NYSE: JWa & JWb), a global provider of knowledge and knowledge-based solutions that improve outcomes in research, education and professional practice, announced that the Board of Directors has declared a quarterly cash dividend of $0.25 per share on its Class A and Class B Common Stock, payable on July 15, 2013 to shareholders of record on July 1, 2013.  This dividend reflects an increase of 4% over the previous quarterly dividend of $0.24 per share and represents the 20thconsecutive annual raise.

The Board of Directors has also approved a 4,000,000 share repurchase program. Under the program, Wiley may purchase shares of its common stock, depending upon market conditions, in open market or privately negotiated transactions.

About Wiley

Wiley is a global provider of knowledge and knowledge-based solutions that improve outcomes in research, education, and professional practice. Our core businesses produce scientific, technical, medical, and scholarly journals, reference works, books, database services, and advertising; professional books, subscription products, certification and training services and online applications; and education content and services including integrated online teaching and learning resources for undergraduate and graduate students and lifelong learners.

Founded in 1807, John Wiley & Sons, Inc. (NYSE: JWa, JWb), has been a valued source of information and understanding for more than 200 years, helping people around the world meet their needs and fulfill their aspirations. Wiley and its acquired companies have published the works of more than 450 Nobel laureates in all categories: Literature, Economics, Physiology or Medicine, Physics, Chemistry, and Peace. Wiley's global headquarters are located in Hoboken, New Jersey, with operations in the U.S., Europe, Asia, Canada, and Australia. The Company's website can be accessed at http://www.wiley.com.